Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

EMPLOYEE QUESTIONS & ANSWERS

For the week of November 6, 2006

Thank you for submitting your questions to our OnBoard Employee Questions & Answers page. Below we have provided answers to the most frequently asked questions we have received since the merger announcement between CBOT and CME.

1.	Is CBOT currently planning to eliminate positions due to the proposed merger with CME?

Even though we currently plan to close the proposed merger with CME mid- 2007, we still need to effectively and competitively operate our business today, and we need our employees to do that. Remember that CBOT and CME are still two separate organizations, and we both need to execute our own business goals and objectives until the proposed merger is finalized. Accordingly, we currently do not expect any employee layoffs will occur prior to the closing of the proposed merger.

We understand that this change is difficult. We also recognize that you may feel anxious or uncertain about the proposed merger and how it will affect you in the future. However, there are a lot of decisions still to be made about the combined company, its structure, and the integration of our businesses, as well as many approvals to be received. We are committed to keeping you as informed as possible throughout this process.

Once the pending merger is finalized, we expect there eventually will be some job eliminations. (Please see Question #3 for a discussion of how positions will be filled for the combined company.) To assist employees whose positions are eliminated as a result of the merger, CBOT has adopted a retention and severance policy for its employees. (Please see Question #4 for a discussion of the retention and severance policy.)

2.	What post-merger personnel objectives or goals have been established for the combined company?

Currently, CME and CBOT are establishing integration planning teams that consist of representatives from both organizations. The senior management of both organizations, with input from these integration planning teams, will determine the staffing requirements for the combined company. We believe there will be opportunities available for the current employees of both CBOT and CME. For example, we expect the combined company will:

•	own and manage our building;
•	use our floor operations to host more open outcry products than ever before; and
•	maintain two self-regulatory organizations (SROs).

At the appropriate time in the merger process, the senior management teams from CME and CBOT will be evaluating the capabilities and processes of each company. Our goal will be to bring together the best practices and talents of both organizations once we merge into the combined company. We are committed to keeping you as informed as possible throughout this process.

3.	How will positions be filled for the combined company?

Ultimately the decisions regarding the operating structure and human resources needs of the combined company will be determined by the management of the combined company. As we mentioned above, CME and CBOT are establishing integration planning teams that consist of representatives from both organizations. These teams will work with the senior management of CME and CBOT to identify staffing requirements for the combined company.

4.	What is the structure of the retention and severance benefit package and who qualifies to receive one?

We understand that each and every one of you has played an important role in growing the value of the CBOT. In recognition of your efforts to date, as well as those we expect you will be making throughout this process, we have designed a retention and severance policy that generally will be available for all of our employees.* We adopted this policy because each and every one of you have been, and will continue to be, important to the successful completion of this process. More details about specific retention and severance benefit packages will be communicated in an employee letter delivered via inter-office mail.

*

Employees that are not benefits eligible or are covered by a collective bargaining agreement are not eligible for the retention and severance benefits. By “benefits eligible,” we mean those employees who normally work at least 22-1/2 hours per week and are eligible to participate in the CBOT’s basic benefit plans and programs.

5.	How will my years of service with CBOT transfer to the combined company?

Your prior years of service with the CBOT, since your most recent date of hire, will count for purposes of accruing vacation days under the combined company’s vacation policies. Prior years of service with the CBOT will also count toward eligibility to participate in the employee benefit plans of the combined company and vesting in plans where vesting is applicable. With respect to insurance plans, such as the prospective combined company’s group health plan, it is intended, subject to insurance company approval, that any waiting or preexisting limitation periods will be waived.

6.	How is the tuition reimbursement program going to be handled?

There are no plans to change how the tuition reimbursement program is handled while we are still a separate entity from the CME. Employees are still eligible to continue their education in accordance with this program. This means that, as always, if you would like to participate in the program, you must obtain prior approval from your manager before enrolling in a course, the course should be job-related, you must meet certain grade requirements, and you must attend an accredited institution. If, however, your position is no longer required once the merger is finalized, you would not be required to reimburse the CBOT for any courses you previously received reimbursement for, or for any courses in which you were enrolled and had already received approval for.

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.